Exhibit (a)(7)

EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

     Re: IMPORTANT REMINDER: Stratex Stock Option Exchange Offer

     As you know, on June 23, 2003 we announced the Stratex stock option exchange program. There is only a short period of time left for you to elect to exchange your eligible options under the stock option exchange program. If you would like to exchange your eligible options for replacement options to be granted approximately six months after the expiration of the offer, as described in the Offer to Exchange that we delivered to you, you must deliver your Letter of Transmittal to the Stock Administration Department no later than 5:00 p.m., Pacific time, on Friday, July 25, 2003.

     If you have already delivered the Letter of Transmittal to the Stock Administration Department, you should have received an email confirmation of receipt. If you have not received the email confirmation, please contact the Stock Administrator at the number below.

     If you do not wish to tender any of your eligible options for exchange, then no action is required on your part.

     If you have any questions, or if you would like a paper copy of any of the documents delivered to you in connection with the stock option exchange program, please contact the Stock Administrator at (408) 944-1727, email: stock_administrator@stratexnet.com.